NH HOTELES

28003 MADRID
TEL. 91 451 97 27
FAX 91 451 97 29 / 30

02015668

6 February, 2002

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

RECEIVED MAR 0 1 2002 143

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on February, 2002 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

PROCESSED
MAR 1 4 2002
THOMSON
FINANCIAL

dlw 3/7

82 - 4780

GOLDEN TULIP
HOTELS • INNS • RESORTS

NH HOTELES

PRESS RELEASE

The hotel franchise organization operates 300 hotels in 42 countries.

NH SELLS FRANCHISE ORGANISATION "GOLDEN TULIP WORLDWIDE" TO ITS MANAGEMENT

- **NH Hoteles will concentrate on a single brand and unified products and services**
- **Mr. Hans W.R. Kennedie, from The Netherlands, will stay on as Managing Director of the Hotel Franchise Company**

Amsterdam, 6 February 2002. - NH Hoteles, the third leading European hotel company, has sold "Golden Tulip Worldwide", the company which manages the Golden Tulip and Tulip Inn Franchises, to a Group, led by Golden Tulip's Managing Director Hans W.R. Kennedie. This transaction implies that Golden Tulip Worldwide will no longer be an NH business unit. This deal is mainly driven by NH's decision to concentrate its activities in a single hotel brand, NH, and on a unified products and services for the entire chain.

NH Hoteles decided to change the name of Golden Tulip to NH Hoteles, among several reasons, because of the need to consolidate the brand with the largest geographical presence in the European hotel industry. The Golden Tulip Hotels and Tulip Inns owned and leased by NH Hoteles will be re-branded to the NH brand in the course of this year.

Golden Tulip Worldwide franchises to 300 hotels located in 42 countries around the world. The organization's current management team headed by Hans Kennedie will continue to manage and operate the licence business and

guarantee the quality standards for all the hotels operating under the Golden Tulip and Tulip Inn brands. Mr. Kennedie has been associated with Golden Tulip in a number of different positions and has been based in the company's offices in The Netherlands, New York and London. He is the group's Managing Director since June of 2000 and has been with the Company for over 18 years.

The Golden Tulip Hotels are Superior First Class hotels in business locations and main tourism areas while the Tulip Inn are Limited First Class and Superior Tourist (3-star) establishments that also cater to business and leisure travellers. Since 1975, Golden Tulip Worldwide is a preferred Travel partner of KLM Royal Dutch Airlines. Besides KLM, Golden Tulip is a member of several frequent flyer loyalty programs, including NorthWest Airlines, American Airlines, Alitalia and Air France.

Hans Kennedie, the current Managing Director of Golden Tulip Worldwide, said that, "our decision will simplify our operations and will enhance our positioning to enable us to fully develop the Golden Tulip brand potential while avoiding the risk of confusion created by the distribution of a shared brand".

ABOUT GOLDEN TULIP WORLDWIDE

Golden Tulip Worldwide is one of the leading European franchisers of three and four star hotels in Europe. Golden Tulip Worldwide currently consists of approximately 300 hotels in 240 cities across 42 countries, with 240 hotels being located in Europe. The franchising operation markets two brands: Golden Tulip Hotels (superior first class hotels) and Tulip Inns (comfortable three-star operations). Each hotel maintains its individuality and local character. A selective recruitment of franchisees as well as a standardised quality control guarantees the same high international standard of quality and service within both brands.

ABOUT NH HOTELS

The NH Hotels Group (www.nh-hoteles.com) is the third leading business hotel chain in Europe after the July 2000 acquisition of the Dutch chain Krasnapolsky. NH has more than 184 hotels with more than 25,000 rooms in 17

countries in Europe, Latin America and Africa. Moreover, the 23 hotel projects under constructions will provide an additional 3,300 new rooms. NH Hotels 2001 sales totalled €762 million, 38.35% higher than in the previous year. The NH Group is listed in the Madrid stock exchange (included in the selective Ibex 35), and in Amsterdam's Euronext. Moreover, NH Hotels is a member of the Stoxx Europe 600 index that includes Europe's leading companies and is also included in the well-known Morgan Stanley Capital International (MSCI) stock index.

For additional information:

Communication Department of NH Hotels
Tel: + 34 91 451 9762
+ 34 91 451 97 18 (switchboard)
E-mail: comunicacion@nh-hoteles.es
www.nh-hoteles.com

For further information, contact:

Golden Tulip Worldwide
Marielle van Gorp
Corporate Communications Manager
Postbus 619, 1200 AP Hilversum
Netherlands
Tel: +31 35 62 99 352, Fax: +31 35 621 79 57
E-mail: marielle.vangorp@goldentulip.com
www.goldentulip.com

NH HOTELES

28003 MADRID
TEL. 91 451 97 27
FAX 91 451 97 29 / 30

13 February, 2002

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

MAR 01 2002

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on February, 2002 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

NH HOTELS

Communication Department
Santa Engracia, 120
28003 Madrid
Tel. 34 91 451 97 62 - Fax. 34 91 451 97 67
www.nh-hoteles.com

FILE NUMBER
82 - 4780

PRESS RELEASE

NH HOTELS AGREES SALE&LEASE-BACK OF FOUR HOTELS TO FINANCE EXPANSION PLANS

- **The sale&lease-back transaction allows NH Hotels to obtain EUR 91.4 m cash-flow to finance European expansion**

- **Under the terms of the 20-year lease agreements, the hotels, with 643 rooms in total, will continue operating under the NH brand.**

Madrid, 8 February 2002.- NH Hotels has sold four hotels to Pontegadea Inmobiliarias, owned by Amancio Ortega, for EUR 91.4 mn under 20-year leaseback agreements.

Following this transaction, NH Hotels obtains EUR 91.4 m that will help to finance acquisitions in Central Europe and achieve its objective of playing an active role in the sector's concentration process. The Company has been considering this move in recent months and made its final decision after analysing several offers.

Under these agreements the hotels will maintain the NH brand and management conditions unchanged for the long term, hence, clients will not notice any changes and employees will continue to be part of the chain.

The hotels sold and leased-back are: the 184-room NH Abascal "Gold Collection" in Madrid; the 4-star NH Iruña Park in Pamplona with 225 rooms; the 4-star NH Villa de Bilbao with 142 rooms; and, the 3-star NH Pirineos in Lérida with 92 rooms.

In 2001, these four hotels, located in several Spanish cities and with 643 rooms in total, posted EUR 23 Mn in sales.

This decision is in keeping with the Company's strategy aimed at optimising its hotel portfolio and achieving a balance between owned assets and those under lease or management agreement. When the agreements are formalised, the weighting of owned rooms will decrease from 49% to 47% while that of rooms under lease management will rise from 33% to 35%.

NH HOTELS

Communication Department
Santa Engracia, 120
28003 Madrid
Tel. 34 91 451 97 62 – Fax. 34 91 451 97 67
www.nh-hoteles.com

ABOUT NH HOTELS

The NH Hotels Group (www.nh-hoteles.com) is the third leading business hotel chain in Europe after the July 2000 acquisition of the Dutch chain Krasnapolsky. NH has more than 184 hotels with more than 25,000 rooms in 17 countries in Europe, Latin America and Africa. Moreover, the 24 hotel projects under constructions will provide an additional 3,000 new rooms. NH Hotels 2001 sales totalled €762 million, 38.35% higher than in the previous year. The NH Group is listed in the Madrid stock exchange (included in the selective Ibex 35), and in Amsterdam's Euronext. Moreover, NH Hotels is a member of the Stoxx Europe 600 index that includes Europe's leading companies and is also included in the well-known Morgan Stanley Capital International (MSCI) stock index.

For additional information:

Communication Department of NH Hotels
Tel: + 34 91 451 9762
+ 34 91 451 97 18 (switchboard)
E-mail: comunicacion@nh-hoteles.es
www.nh-hoteles.com

NH HOTELES

EDIFICIO CENTRAL
28003 MADRID
TEL. 91 451 97 27
FAX 91 451 97 29 / 30

FILE NUMBER
82 - 4780

COMISION NACIONAL
DEL MERCADO DE VALORES
Pº de la Castellana 19
28046 MADRID

Madrid, February 6 2002

Mr. Antonio Mas

Dear Sirs:

In compliance with the duty to inform as stated in clause 82 of the Securities Market Act, we hereby inform in order to make it available to the public of the following

RELEVANT FACT

1. APPOINTMENT OF A NEW DIRECTOR OF THE BOARD

The Board of Directors of NH HOTELES, S.A., after accepting the resignation handed in by "Grupo Financiero de Intermediación y Estudios, S.A." (GRUFIR, S.A.) to its capacity as a member of the Company's Board of Directors and in order to fill this vacancy, has appointed the shareholder CAJA DE AHORROS DE VALENCIA, CASTELLON Y ALICANTE (BANCAJA) new director.

Simultaneously the aforementioned entity has appointed Mr. AURELIO IZQUIERDO GOMEZ as its representative for this post

After the abovementioned agreement the composition of the Board of Directors of NH Hoteles, S.A. stands as follows:

Chairman and CEO: Mr. GABRIELE BURGIO

Members:

Mr. RAMON BLANCO BALIN
Mr. JOSÉ DE NADAL CAPARÁ
Mr. RODRIGO ECHENIQUE GORDILLO

Mr. MANUEL HERRANDO Y PRAT DE LA RIBA

Mr. ALFONSO MERRY DEL VAL GRACIE

EDIFICIO CENTRAL
28003 MADRID
TEL. 91 451 97 27
FAX 91 451 97 29 / 30

FILE NUMBER
82 - 4780

Mr. LUIS F. ROMERO GARCIA
Mr. JOSE MARIA GARCIA ALONSO
Mr. BERNARD s'JACOB
Mr. ANTHONY RUYS
BANCAJA –D.AURELIO IZQUIERDO GOMEZ-

Secretary: Mr. JOSE MARIA MAS MILLET
Vice secretary: Mr. J. IGNACIO ARANGUREN GONZÁLEZ-TARRÍO

2. RENEWAL OF THE DESIGNATIONS AND REMUNERATIONS COMMISSIÓN

The Board of Directors has renewed the composition of the Designations and Remunerations Commission, which is now made up of the following members:

Designations and Remunerations Commission

Chairman:	Mr. Manuel Herrando y Prat de la Riba
Members:	Mr. Ramón Blanco Balín
	BANCAJA (Mr. Aurelio Izquierdo Gómez)

Yours sincerely.

Roberto Chollet Ibarra
Managing Director-Finance